FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, November 12, 2020

Ger. Gen. No 20/2020

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission, I, duly authorized, hereby inform you in the attached Significant Event that the Board of Directors of Enel Américas S.A. (“Enel Américas” or the “Company”) unanimously agreed, in an extraordinary session held today, to call for an extraordinary shareholders meeting of Enel Américas to be held on December 18, 2020, (the “Meeting”) at 10 a.m. in Santa Rosa 76, Santiago, Chile.

Notwithstanding the above, to permit the shareholders to participate and vote virtually, the Board of Directors of Enel Américas agreed to implement systems that comply with the General Standard No. 435 and Circular Letter No. 1,141 issued by your Commission. The calls for the Meeting and Enel Américas’ website (www.enelamericas.com) will provide further information on how to access and participate remotely in the Meeting.

The matters to be submitted for the information and decision of the Meeting, as relevant, shall be as follows:

1.	Merger. Pursuant to the terms of Title IX of Law No. 18.046 on Limited Liability Corporations and paragraph 3 of Title IX of the Regulations of Limited Liability Corporations, to approve the operation consisting of the merger by incorporation of EGP Américas SpA ("EGP Américas") into Enel Américas (the "Merger"), whose aim it will be to allow Enel Américas to control and consolidate the ownership of the business and the unconventional renewable energy generation assets that Enel Green Power S.p.A. uses and owns in Central and South America (except Chile). The Merger, the associated capital increase, the exchange ratio, the information used as the basis of the operation, and the specific terms and conditions of the merger are described in the document entitled "Terms and Conditions of the Merger."

The exchange ratio will be 0.43 Enel Américas’ shares for each EGP Américas’ share, or other amount established at the Meeting within the range of 0.41 and 0.45 Enel Américas shares for each EGP Américas share; in all cases, without considering share fractions.

Therefore to complete the Merger, the Company proposes to issue up to 32,717,113,745 new Enel Américas shares, or other amount established at the Meeting based on the foregoing, all of which shall be fully subscribed and paid from the incorporation of EGP Américas’ assets on the date on which the Merger is finalized. The newly issued shares will be allocated in full to the shareholder(s) of EGP Américas, in accordance with the exchange ratio established at the Meeting, expressly permitting the Board of Directors to issue the new shares resulting from the referred to capital increase.

The above is without prejudice to the capitalizations or adjustments that correspond to the share capital in accordance with the law, including the capitalization of the higher value obtained from the placement of issued shares agreed upon at the extraordinary shareholders meeting held on April 30, 2019.

The agreements taken at the Meeting in relation to this point shall be subject to the compliance with any and all conditions precedent set out in the document referred to as "Terms and Conditions of the Merger" and shall become effective on the date indicated in that document for this purpose.

2.	Operations with Related Parties. Pursuant to the terms of Title XVI of Law No. 18,046 on Limited Liability Corporations, to approve the Merger as a related-party transaction. The above, taking into consideration the following information to be used as the basis of the operation and which, before this date or from this date, has been made available to the shareholders at the company’s corporate office (Santa Rosa 76, Floor 15 (Investment Management), Santiago de Chile) and on the website of Enel Américas (www.enelamericas.com):

a)	Financial statements of Enel Américas and EGP Américas as of September 30, 2020, both duly audited by KPMG, their external auditors;
b)	Expert reports prepared by independent experts appointed, respectively, by Enel Américas and EGP Américas specifically for the purpose of the Merger;
c)	Two reports prepared by independent evaluators appointed, respectively, by the Board and the Directors Committee of Enel Américas;
d)	Collective Pronouncement of the Directors Committee of Enel Américas;
e)	Collective Pronouncement of the Board of Directors of Enel Américas;
f)	Terms and Conditions of the Merger, drawn up in accordance with Article 155 letter (a) of the Regulations of Limited Liability Corporations, and

g)	Individual opinions of Enel Américas directors, all of which have been received by Enel Américas on the same date and are available at the company’s corporate office and the website indicated above.

3.	Amendment of Enel Américas’ Bylaws. To approve the following amendments to Enel Américas’ bylaws: (i) eliminate the limitations and restrictions established in the bylaws for the application of Title XII of Decree Law No. 3,500 issued in 1980 and, in particular, the limitation that indicates that a shareholder cannot concentrate more than 65% of Enel Americas’ voting capital. Notwithstanding the foregoing, all articles will remain in force regarding the existence and approval of the Investment and Financing Policy. Consequently, the Company proposes to remove from the Company’s bylaws articles First Bis, Fifth Bis, Ninth Bis, Fourteenth Bis, Twenty-fourth Bis and Twenty-seventh Bis, and to modify articles Twentieth, Twentieth Bis, Thirty-sixth, Thirty-seventh and Forty-third; (ii) to reflect the merger agreements, replacing for this purpose Transitional Articles Fifth and First of the bylaws; and (iii) to consolidate the text of Enel Américas’ bylaws, incorporating the above-mentioned amendments, as well as others that may be agreed upon on at the Meeting. The agreements taken at the Meeting on this point shall become effective together with the Merger.

4.	Other Necessary Agreements and Powers of Enel Americas’ Board of Directors. To adopt any other agreements that might be necessary or relevant, amongst others, to legalize and implement the above-mentioned amendments. In addition, to permit the Board of Directors of Enel Américas to carry out all actions that are necessary or relevant in the context of the Merger, the Related-Party Transaction, and Bylaw Amendments as indicated, including requesting the recording of the actions representative of the capital increase in the Securities Register of the Financial Market Commission and, in general, to complete all other actions related to the Merger, both in Chile and abroad, with broad powers.

5.	Information about other related-party transactions. To inform shareholders of agreements related to other operations with Related Parties referred to in Title XVI of Law No. 18,046 on Limited Liability Corporations other than the Merger, completed during the period since the last Enel Américas’ shareholders meeting indicating the Directors who approved them.

Yours truly

MAURIZIO BEZZECCHERI

Chief Executive Officer

Enel Américas S.A.

cc.:       Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

Depósito Central de Valores SA (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: November 13, 2020